Via Facsimile and U.S. Mail
Mail Stop 4561

June 26, 2007

Mr. James A. MacLennan
Executive Vice President and Chief Financial Officer
Lodgian, Inc.
3445 Peachtree Road N.E., Suite 700
Atlanta, GA 30326

      Re: Lodgian, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2006
                Filed March 15, 2007
                File No. 1-14537

Dear Mr. MacLennan:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Kevin Woody
                    Branch Chief